Exhibit 99.2

GLOBUS MARITIME LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the six-month periods ended June 30, 2020 and 2019. Unless otherwise specified herein, references to the “Company”, “we” or “our” shall include Globus Maritime Limited (NASDAQ: GLBS) and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim consolidated financial statements as of June 30, 2020 and for the six-month periods ended June 30, 2020 and 2019, and the accompanying notes thereto, included elsewhere in this report. For the additional information relating to our management’s discussion and analysis of the financial condition and results of operations, please see our Annual Report on Form of 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2020 (the “Annual Report”).

Forward-Looking Statements

Our disclosure and analysis herein pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the dry bulk industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under “Item 3. Key Information – D. Risk Factors” of the Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	the length and number of off-hire periods and dependence on third-party managers; and

●	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

The address of the registered office of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements, prepared under IFRS, include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as of June 30, 2020:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned
Globus Shipmanagement Corp.	Marshall Islands	-	Management Co.
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe
Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe
Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analysing trends in the results of our operations consist of the following:

Revenues

The Company generates its revenues from charterers from the charter hire of its vessels. Vessels are chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight - line basis over the period of the time charter. Such revenues are treated in accordance with IFRS 16 as lease income. Associated broker commissions are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $4,246 and $4,495 for the periods ended June 30, 2020 and 2019, respectively. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $343 and $2,447 for the periods ended June 30, 2020 and 2019, respectively.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuation in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts orders, repairs that are not covered under insurance policies and lubricant prices.

Voyage Expenses

Voyage expenses primarily consist of port, canal and bunker expenses that are unique to a particular charter under time charter arrangements are paid by the charterers or by the Company under voyage charter arrangements. Furthermore, voyage expenses include brokerage commission on revenue paid by the Company.

Vessel Operating Expenses

Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel and borne by the owner. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors compensation and investor relations.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimate the residual values of our vessels to be $300 per lightweight ton.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate is generally calculated based on the three month LIBOR rate and applicable margin.

Leases

The Group has initially adopted IFRS 16 on January 1, 2019 using the modified retrospective approach. On transition, the Company elected to apply the practical expedients available for leases with a remaining lease term of less than one year and leases of low value assets.

At transition, the Company identified the rental agreement with Cyberonica S.A., to give rise to a right of use asset and a corresponding liability estimated to approximately $674 as of January 1, 2019, calculated as the present value of minimum future lease payments. The discount rate used is 8%, which is the incremental cost of borrowing. In addition, the nature and recognition of expenses related to those leases changed as IFRS 16 replaced the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The depreciation charge for right-of-use assets for the periods ended June 30, 2020 and 2019, was approximately $56 for both periods and the interest expense on lease liabilities for the periods ended June 30, 2020 and 2019, was approximately $23 and $26, respectively.

Selected Information

Our selected consolidated financial and other data for the six months ended June 30, 2020 and 2019 and as of June 30, 2020 presented in the tables below have been derived from our unaudited interim condensed consolidated financial statements and notes thereto, included elsewhere herein. Our selected consolidated financial data as of December 31, 2019, presented in the tables below have been derived from our audited financial statements and notes thereto, included in our Annual Report.

Statements of Comprehensive Loss Data

(In thousands of U.S. Dollars)

	Six months ended June 30,
	2020	2019
	(unaudited)
Consolidated statement of comprehensive loss data:
Voyage revenues	4,589	6,942
Total Revenues	4,589	6,942

Voyage expenses	(1, 975)	(1,187)
Vessel operating expenses	(4,038)	(4,314)
Depreciation	(1,176)	(2,348)
Depreciation of dry docking costs	(856)	(910)
Administrative expenses	(820)	(827)
Administrative expenses payable to related parties	(184)	(188)
Share-based payments	(20)	(20)
Impairment loss	(4,615)	-
Other income, net	1	79
Operating loss	(9,094)	(2,773)
Interest income	12	9
Interest expense and finance costs	(2,242)	(2,278)
Gain / (loss) on derivative financial instruments	(1,868)	1,572
Foreign exchange losses, net	(7)	(3)
Total finance costs, net	(4,105)	(700)
Total loss and total comprehensive loss for the period	(13,199)	(3,473)

Basic & diluted loss per share for the period (1)	(1.58)	(0.95)
EBITDA (2) (unaudited)	(8,937)	2,054
Adjusted EBITDA (2) (unaudited)	(2,447)	485

(1) The weighted average number of shares for the six month period ended June 30, 2020, was 8,339,137 compared to 3,642,256 shares for the six month period ended June 30, 2019.

(2) Earnings before interest, taxes, depreciation and amortization, or “EBITDA”, represents the sum of net income/(loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, amortization of fair value of time charter attached to vessels, impairment and gains or losses from sale of vessels. EBITDA and Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA is not a recognized measurement under IFRS.

EBITDA and Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

»	EBITDA and Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
»	EBITDA and Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

»	EBITDA and Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and
»	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

	Period Ended June 30,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2020 (Unaudited)	2019 (Unaudited)
Total comprehensive loss for the year	$(13,199)	$(3,473)
Interest and finance costs, net	2,230	2,269
Depreciation	1,176	2,348
Depreciation of drydocking costs	856	910
EBITDA (unaudited)	$(8,937)	$2,054
(Gain)/loss on derivative financial instruments	1,868	(1,572)
Foreign exchange (gains)/losses, net	7	3
Impairment loss	4,615	-
Adjusted EBITDA (unaudited)	$(2,447)	$485

Balance Sheets Data

(In thousands of U.S. Dollars)

	As of June 30,	As of December 31,
	2020	2019
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	43,167	48,242
Other non-current assets	1,852	1,925
Total non-current assets	45,019	50,167
Cash and bank balances and bank deposits (including restricted cash)	19,495	3,551
Other current assets	1,573	1,938
Total current assets	21,068	5,489
Total assets	66,087	55,656
Total equity	21,524	9,879
Total debt net of unamortized debt discount	36,706	37,746
Other liabilities	7,857	8,031
Total liabilities	44,563	45,777
Total equity and liabilities	66,087	55,656

Statements of Cash Flows Data

(In thousands of U.S. Dollars)

	Six months ended June 30,
	2020	2019
	(Unaudited)
Statement of cash flow data:
Net cash used in operating activities	(3,969)	(1,818)
Net cash generated from investing activities	12	(4)
Net cash provided by financing activities	19,818	4,485

	Six months ended June 30,
	2020	2019
	(Unaudited)

Ownership days (1)	910	905
Available days (2)	867	905
Operating days (3)	856	887
Fleet utilization (4)	98.8%	98%
Average number of vessels (5)	5.0	5.0
Daily time charter equivalent (TCE) rate (6)	3,016	6,358
Daily operating expenses (7)	4,437	4,767

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Six months ended June 30,
	2020	2019
	(Unaudited)

Voyage revenues	4,589	6,942
Less: Voyage expenses	1,975	1,187
Net revenues	2,614	5,755
Available days	867	905
Daily TCE rate (1)	3,016	6,358

(1) Subject to rounding.

Recent Developments

Convertible Note

On March 13, 2020, Company and the holder of the Convertible Note entered into a waiver regarding the Convertible Note (the “Waiver”). The Waiver waived the Company’s obligation to repay the Convertible Note on the existing maturity date of March 13, 2020 and did not require the Company to repay the Convertible Note until March 13, 2021. The Convertible Note was fully repaid in June 2020.

Firment Shipping Inc.

On May 8, 2020, the Company and Firment Shipping Inc. agreed to enter into an amended and restated agreement. The final maturity of the Firment Shipping Credit Facility was extended to October 31, 2021 and the available amount to be drawn under this Facility increased to $14.2 million. The outstanding amount under the Firment Shipping Credit Facility was fully repaid on July 27, 2020.

Receipt of Nasdaq Notice of Deficiency

On March 6, 2020, the Company received written notification from The Nasdaq Stock Market dated March 2, 2020, indicating that because the closing bid price of our common stock for the last 30 consecutive business days was below $1.00 per share, we no longer meet the minimum bid price continued listing requirement for the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance was 180 days, or until August 31, 2020, but citing extraordinary market conditions, Nasdaq filed an immediately effective rule change with the Securities and Exchange Commission which, with effect from April 16, 2020, tolled the listing process until July 1, 2020. Consequently, the Company’s compliance period has effectively been extended until November 12, 2020. The Company intends to monitor the closing bid price of its common stock between now and November 12, 2020 and is considering its options, including a potential reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance within the 180-day grace period, and it meets all other listing standards and requirements it may be eligible for an additional 180-day grace period. The Company intends to cure the deficiency within the prescribed grace period. During this time, the Company’s common stock will continue to be listed and trade on the Nasdaq Capital Market.

Issuance of the Series B preferred shares

On June 12, 2020, the Company entered into a stock purchase agreement and issued 5,000 of our newly-designated Series B Preferred Shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by our Chief Executive Officer, Athanasios Feidakis, in return for $150,000, which amount was settled by reducing, on a dollar for dollar basis, the amount payable as executive compensation by the Company to Goldenmare Limited pursuant to a consultancy agreement.

The issuance of the Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from an independent financial advisor that the transaction was for a fair value.

Each Series B preferred share entitles the holder thereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates(whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.0% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. To the fullest extent permitted by law, the holders of Series B preferred shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders. The Series B preferred shares are not convertible into common shares or any other security. They are not redeemable and have no dividend rights. Upon any liquidation, dissolution or winding up of the Company, the Series B preferred shares are entitled to receive a payment with priority over the common shareholders equal to the par value of $0.001 per share. The Series B preferred shareholder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company. All issued and outstanding Series B preferred shares must be held of record by one holder, and the Series B preferred shares shall not be transferred without the prior approval of our Board of Directors. Finally, in the event the Company (i) declares any dividend on its common shares, payable in common shares, (ii) subdivides the outstanding common shares or (iii) combines the outstanding common shares into a smaller number of shares, there shall be a proportional adjustment to the number of outstanding Series B preferred shares.

In July 2020, we issued an additional 25,000 of our Series B preferred shares to Goldenmare Limited in return for $150,000. The $150,000 was paid by reducing, on a dollar for dollar basis, the amount payable as compensation by the Company to Goldenmare Limited pursuant to a consultancy agreement.

In addition, we increased the maximum voting rights under the Series B preferred shares from 49.0% to 49.99%. The issuance of the Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from an independent financial advisor that the transaction was for a fair value.

Public Offerings

On June 22, 2020, the Company completed its public offering of 34,285,714 units of the Company, each unit consisting of one common share and one Class A Warrant to purchase one common share (a “Class A Warrant”), for $0.35 per unit. At the time of the closing, the underwriters exercised and closed on part of their over-allotment option, and purchased an additional 5,139,286 Common Shares and 5,139,286 Class A Warrants.

The pre-funded warrants are exercisable at any time after their original issuance until exercised in full. The Class A Warrants are exercisable at any time after their original issuance up to the date that is (a) five years after their original issuance. Each of the pre-funded warrants and the Class A Warrants will be exercisable, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. The Company may be required to pay certain amounts as liquidated damages as specified in the warrants in the event it does not deliver common shares upon exercise of the warrants within the time periods specified in the warrants.

On June 30, 2020, the Company issued 45,850,000 of its common shares in a registered direct offering and 45,850,000 of its June PP Warrants in a concurrent private placement for a purchase price of $0.27 per common share and June PP Warrant. The exercise price of each June PP Warrant is $0.30 per share.

The PP Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the resale of the common shares underlying the private placement warrants under the Securities Act is not effective or available at any time after the six month anniversary of the date of issuance of the private placement warrants, the holder may, in its sole discretion, elect to exercise the private placement warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

On July 21, 2020, the Company issued 83,333,333 of its common shares in a registered direct offering and 83,333,333 of its July PP Warrants to purchase common shares in a concurrent private placement for a purchase price of $0.18 per common share and July PP Warrant. The exercise price of each July PP Warrant is $0.18 per share. Concurrently with this offering the exercise price of the June PP Warrants was reduced to $0.18 per share.

The PP Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the resale of the common shares underlying the private placement warrants under the Securities Act is not effective or available at any time after the six month anniversary of the date of issuance of the private placement warrants, the holder may, in its sole discretion, elect to exercise the private placement warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

From June 22, 2020 till today, the Company issued 555,000 common shares pursuant to exercises of outstanding Class A Warrants. As of September 25, 2020, no PP Warrants had been exercised.

LIBOR will be replaced as the reference rate under debt obligations

On July 27, 2017, the UK Financial Conduct Authority announced that it would phase-out LIBOR by the end of 2021. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the basis for the interest calculation with their cost-of-funds rate. Certain of the Company’s existing financing arrangements, provide for the use of replacement rates if LIBOR is discontinued. The Company is in the process of evaluating the impact of LIBOR discontinuation. While it cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks, the interest payable on debt could be subject to volatility and the lending costs could increase, which would have an adverse effect on the Company’s profitability, earnings and cash flow.

Results of Operations

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The measures taken by governments worldwide in response to the outbreak, which included numerous factory closures, self-quarantining, and restrictions on travel, as well as potential labour shortages resulting from the outbreak, are expected to slow down production of goods worldwide and decrease the amount of goods exported and imported worldwide. Some experts fear that the economic consequences of the coronavirus could cause a recession that outlives the pandemic.

Besides reducing demand for cargo, coronavirus may functionally limit the amount of cargo that the Company and its competitors are able to move because countries worldwide have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes. It is possible that charterers may try to invoke force majeure clauses as a result.

The pandemic has already added, and could continue to add, pressure to shipping freight rates. The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for global seaborne dry bulk trade and dry bulk charter rates, the extent of which will depend largely on future developments. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

Crewing and Crew management operations.

Due to COVID-19 there are restrictions on travelling on many jurisdictions. We may face problems in the embarkation and disembarkation of our crew members. Many airports around the world as well as many countries impose heavy travel restrictions including complete lockdowns and quarantine periods for incoming and outgoing travelers. By extent it is increasingly hard, if not restrictive, for our crews to be relieved by new crew members. We continue to monitor the situation with respect and utmost care for our seafarers, always communicating with the relevant authorities in order to assist them as much as we can in these unprecedented times.

Disruption in operations in case crew members get infected

In case one of our crew members is found to be infected by COVID-19 this may lead to delays in cargo operations. It may also need to a detention and quarantine of the ship for an unspecified amount of time. Relevant authorities may require us to perform disinfection and fumigation operations if a crew member gets infected by COVID-19. Crew members may be quarantined if a member is found to be infected. The above may lead to increased costs and lower utilization of our fleet.

Dry docking and Repairs.

Repair yards and dry docks in the far east, usually selected for the scheduled maintenance of our vessels, may be affected by the closures and travel restrictions in their countries. Shipyard staff and third party experts as well as spare parts may be harder to procure and provide making the maintenance process potentially lengthier, costlier or unfeasible. Spare parts and supplies may be harder to produce and deliver to a shipyard where they would be utilized for a scheduled maintenance. In addition to the above, and always relating to COVID-19 travel restrictions, it will be tough for our in-house technical teams to travel to the shipyards in order to monitor the maintenance process, so they may have to be postponed or 3rd party monitoring technical crews will be hired. Last but not least classification society surveyor attendance may be restricted thus not only affecting the time spent within a repair facility but also causing scheduled survey work to be postponed as far as this is permissible.

Effect on the following technical department activities yet not limited to:

1.	Logistics and supply of spares and expert services may incur increased costs and disruption in Planned Maintenance and consequently lead to increased failures / incidents.
2.	Office Personnel attendance is disrupted or impossible, which can have as a result inadequate supervision and lead to increased incidents in third party inspection and reduced maintenance quality.
3.	Long Term planned maintenance (dry docking) unsupervised by company personnel, that can result to lower quality and increased costs.
4.	Delays in class surveys, which can lead to postponements.

The above ultimately are translated to possible increased costs and reduced maintenance quality which in the long term shall spiral to cost increases again as the aftermath shall have to be dealt with. However, there are presently insufficient statistics to reach to prediction model as regards to the actual increase in costs due to the above disruptions.

The Company has evaluated the impact of current economic situation on the recoverability of the carrying amount of its vessels. During the first quarter of 2020, the Company concluded that events and circumstances triggered the existence of potential impairment of its vessels. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the future operations. As a result, the Company performed an impairment assessment of the Company’s vessels by comparing the discounted projected net operating cash flows for each vessel to its carrying values. For the first quarter of 2020, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and an impairment loss of $4.6 million was recorded (see also Note 5). For the second quarter the Company has reevaluated the carrying amount of its vessels and concluded that no further impairment of its vessels should be recorded or previously recognized impairment should be reversed.

The pandemic had a negative impact on the Voyage Revenues of the Company for the six-month period ended June 30, 2020, which reached $4.6 million, compared to $6.9 million to the same period in 2019. The 34% decrease in Voyage revenues is attributed to the low freight rates achieved in the first semester of 2020 due to the outbreak of COVID-19 virus.

First half of the year 2020 compared to the first half of the year 2019

Total comprehensive loss for the first half of the year 2020 amounted to $13.2 million or $1.58 basic and diluted loss per share based on 8,339,137 weighted average number of shares, compared to total comprehensive loss of $3.5 million for the same period last year or $0.95 basic and diluted loss per share based on 3,642,256 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the increase in total comprehensive loss during the first half of 2020 compared to the first half of 2019 (expressed in $000’s):

1st half of 2020 vs 1st half of 2019

Net loss and total comprehensive loss for the 1st half of 2019	(3,473)
Decrease in voyage revenues	(2,353)
Increase in Voyage expenses	(788)
Decrease in Vessels operating expenses	276
Decrease in Depreciation	1,172
Decrease in Depreciation of dry docking costs	54
Decrease in Total administrative expenses	11
Increase in Impairment loss	(4,615)
Decrease in Other income, net	(78)
Increase in Interest income	3
Decrease in Interest expense and finance costs	36
Decrease in Gain on derivative financial instruments	(3,440)
Increase in Foreign exchange losses	(4)
Net loss and total comprehensive loss for the 1st half of 2020	(13,199)

Voyage revenues

During the six-month period ended June 30, 2020 and 2019, our Voyage revenues reached $4.6 million and $6.9 million respectively. The 34% decrease in Voyage revenues was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the first half of 2020 compared to the same period in 2019. Daily Time Charter Equivalent rate (TCE) for the first half of 2020 was $3,016 per vessel per day against $6,358 per vessel per day during the same period in 2019 corresponding to a decrease of 53%, which is attributed to the outbreak of COVID-19 virus.

Voyage expenses

Voyage expenses reached $2 million during the first half of 2020 compared to $1.2 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the first half of 2020 and 2019 are analyzed as follows:

In $000’s	2020	2019
Commissions	61	93
Bunkers expenses	1,825	965
Other voyage expenses	89	129
Total	1,975	1,187

Bunkers expenses for the six-month period ended June 30, 2020 reached $1.8 million compared to $1 million for the same period in 2019. This increase is attributed to the more expensive low sulphur fuel we needed to procure for our vessels in order to comply with the IMO’s low sulphur fuel oil requirement, which cuts sulphur levels from 3.5% to 0.5% and became effective as of January 1, 2020. Another factor that contributed to the increase was the considerably longer periods that our vessels were travelling seeking employment due to the decrease of demand, which is attributed to the outbreak of COVID-19 virus.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $4 million during the first half of 2020 compared to $4.3 million during the same period last year. The breakdown of our operating expenses for the six month period ended June 30, 2020 and 2019 was as follows:

	2020	2019
Crew expenses	56%	55%
Repairs and spares	18%	19%
Insurance	8%	7%
Stores	10%	10%
Lubricants	5%	5%
Other	3%	4%

Average daily operating expenses during the six-month periods ended June 30, 2020 and 2019 were $4,437 per vessel per day and $4,767 per vessel per day respectively, corresponding to a decrease of 7%. This is partly attributed to the decrease of Crew traveling expenses as due to COVID-19 there are restrictions on travelling on many jurisdictions and it is increasingly hard, if not restrictive, for our crews to be relieved by new crew members.

Depreciation

Depreciation charge during the first half of 2020 reached $1.2 million compared to $2.3 million during the same period in 2019. This is mainly attributed to the impairment loss of $4.6 million and $29.9 million we recognized in the 1st quarter of 2020 and in December 2019, respectively, as the recoverable amounts of the vessels were lower than their respective carrying amounts.

Impairment loss

During the 1st quarter of 2020, the Company concluded that the recoverable amounts of the vessels were lower than their respective carrying amounts and recognized an impairment loss of $4.6 million.

Interest expense and finance costs

Interest expense and finance costs reached $2.2 million during the first half of 2020 compared to $2.3 million in 2019. Interest expense and finance costs for the first half of 2020 and 2019 are analyzed as follows:

In $000’s	2020	2019
Interest payable on long-term borrowings	2,061	1,343
Bank charges	12	14
Operating lease liability interest	23	26
Amortization of debt discount	141	250
Other finance expenses	5	645
Total	2,242	2,278

As of June 30, 2020, and 2019 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $37.8 million and of $42.8 million, respectively, gross of unamortized debt discount. The increase in interest payable is mainly attributed to the increase of the weighted interest rate from 6.7% during the first half of 2019 to 10.1% for the same period in 2020. Other finance expenses for the first half 2019 include approximately $600 that were the loan prepayment fee and expenses relating to the prepayment of Macquarie Loan Agreement.

Gain/(Loss) on derivative financial instruments

The loss on the derivative financial instruments is mainly attributed to the conversions and the repayment of the “Convertible Note”. Further to the conversion clause included into the Convertible Note during the 1st half of 2020 a total amount of approximately $1,168, principal and accrued interest, was converted to share capital with the conversion price of $1 per share and a total number of 1,167,767 new shares issued in name of the holder of the Convertible Note. These conversions resulted to a loss of approximately $0.3 million recognized in the consolidated statement of comprehensive loss. Furthermore, with the repayment of the Convertible Note on June 25, 2020, we recognized a loss of $1.3 million in the consolidated statement of comprehensive loss.

Liquidity and capital resources

As of June 30, 2020 and 2019, our cash and bank balances and bank deposits (including restricted cash) were $20.7 and $4.8 million respectively.

As of June 30, 2020, the Company reported a working capital surplus of $11.7 million and was either in compliance with the relaxed covenants or has obtained waivers for the covenants included in the loan agreement with EnTrust. In particular the Company had obtained waivers on May 5, 2020 for the period commencing on March 31, 2020, and ending September 30, 2020 for the all the financial covenants included in the loan agreement with EnTrust apart from the “Permitted Trade Debt” for which the Lenders agreed to increase the maximum level of “Permitted Trade Debt” from $400 to $600 per vessel, which was satisfied as of June 30, 2020. The current low charter rates for drybulk vessels as a result of the coronavirus outbreak and its effects on world trade and financial markets have been adversely affecting the Company. Company’s sources of financing include cash flows from operations, issuance of equity securities and incurrence of debt. During the second quarter of 2020, the Company raised approximately $24 million, net of issuance commissions and expenses, through the issuance of equity securities. In July 2020, the Company additionally raised approximately $13.9 million, net of issuance commissions and expenses, through the issuance of equity securities. As of June 30, 2020, the Company had an available undrawn amount of $14.2 million under the facility with Firment. The Company’s cash flow projections indicated that cash on hand, cash raised in July equity offering and cash to be provided by operating activities will be sufficient to cover the liquidity needs, including the debt obligations that become due in the twelve-month period ending following the issuance of these unaudited interim condensed consolidated financial statements.

Net cash used in operating activities for the six month period ended June 30, 2020 was $4 million compared to $1.8 million during the respective period in 2019. The increase in our cash used in operating activities was mainly attributed to the decrease in our Voyage revenues from $6.9 million during the first half of 2019 to $4.6 million during the six month period under consideration.

Net cash generated from financing activities during the six month period ended June 30, 2020 and 2019 were as follows:

	Six months ended June 30,
In $000’s	2020	2019
	(Unaudited)
Proceeds from loans	-	43,700
Proceeds from issuance of share capital	24,207	-
Proceeds from issuance of warrants	194
Transaction costs on issue of new common shares	(532)
Repayment of long term debt	-	(1,830)
Prepayment of long term debt	(2,240)	(33,833)
Increase in restricted cash	(83)	(809)
Payment of financing costs	-	(880)
Repayment of lease liability	-	(30)
Interest paid	(1,728)	(1,833)
Net cash generated from financing activities	19,818	4,485

As of June 30, 2020 and 2019 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $37.8 million and of $42.8 million respectively gross of unamortized debt discount.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the six-month periods ended June 30, 2020 and 2019	F-2

Condensed Consolidated Statements of Financial Position as of June 30, 2020 (Unaudited) and December 31, 2019	F-3

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six-month periods ended June 30, 2020 and 2019	F-4

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2020 and 2019	F-5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6 to F-19

F-1

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the six-months ended June 30, 2020 and 2019

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		Six months ended June 30,
	Notes	2020	2019
REVENUES:
Voyage revenues	11	4,589	6,942
Total Revenues		4,589	6,942

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses		(1,975)	(1,187)
Vessel operating expenses		(4,038)	(4,314)
Depreciation	5	(1,176)	(2,348)
Depreciation of dry docking costs	5	(856)	(910)
Administrative expenses		(820)	(827)
Administrative expenses payable to related parties		(184)	(188)
Share-based payments	9	(20)	(20)
Impairment loss	5	(4,615)	-
Other income, net		1	79
Operating loss		(9,094)	(2,773)

Interest income		12	9
Interest expense and finance costs		(2,242)	(2,278)
(Loss)/Gain on derivative financial instruments		(1,868)	1,572
Foreign exchange losses, net		(7)	(3)

TOTAL LOSS FOR THE PERIOD		(13,199)	(3,473)
Other Comprehensive Income		-	-
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(13,199)	(3,473)

Loss per share (U.S.$):
- Basic and Diluted loss per share for the period	7	(1.58)	(0.95)

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-2

GLOBUS MARITIME LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of June 30, 2020 and December 31, 2019

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		June 30,	December 31,
	Notes	2020	2019
		(Unaudited)
ASSETS
NON-CURRENT ASSETS
Vessels, net	5	43,167	48,242
Office furniture and equipment		87	103
Right of use asset		505	562
Restricted cash	3	1,250	1,250
Other non-current assets		10	10
		45,019	50,167
CURRENT ASSETS
Trade receivables, net		634	240
Inventories		466	1,545
Prepayments and other assets		473	153
Restricted cash	3	1,268	1,185
Cash and cash equivalents	3	18,227	2,366
		21,068	5,489
TOTAL ASSETS		66,087	55,656

EQUITY AND LIABILITIES

EQUITY
Issued share capital	6	369	21
Share premium	6	170,002	145,506
Accumulated deficit		(148,847)	(135,648)
Total equity		21,524	9,879
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	8	34,027	36,551
Fair value of derivative financial instruments		713	-
Provision for staff retirement indemnities		29	26
Lease liabilities	11	420	469
		35,189	37,046
CURRENT LIABILITIES
Current portion of long-term borrowings	8	2,679	1,195
Trade accounts payable		4,861	4,735
Accrued liabilities and other payables		1,551	1,971
Current portion of lease liabilities	11	283	208
Current portion of fair value of derivative financial instruments		-	622
		9,374	8,731
TOTAL LIABILITIES		44,563	45,777
TOTAL EQUITY AND LIABILITIES		66,087	55,656

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-months ended June 30, 2020 and 2019

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

	Issued share	Share
	Capital	Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2020	21	145,506	(135,648)	9,879
Loss for the period	-	-	(13,199)	(13,199)
Issuance of common shares due to conversion (Note 8)	5	810	-	815
Issuance of new common shares	341	23,866	-	24,207
Issuance of new common shares due to exercise of Warrants	2	192		194
Issuance of Class B preferred shares	-	150	-	150
Transaction costs on issue of new common shares	-	(532)		(532)
Share-based payments (Note 9)	-	10	-	10
As at June 30, 2020	369	170,002	(148,847)	21,524

	Issued share	Share
	Capital	Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2019	13	140,334	(99,297)	41,050
Loss for the period	-	-	(3,473)	(3,473)
Issuance of common shares due to conversion	4	3,132		3,136
Share-based payments (Note 9)	-	20	-	20
As at June 30, 2019	17	143,486	(102,770)	40,733

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-months ended June 30, 2020 and 2019

(Expressed in thousands of U.S. Dollars)

		Six months ended June 30,
	Notes	2020	2019
Operating activities
Loss for the period		(13,199)	(3,473)
Adjustments for:
Depreciation	5	1,176	2,348
Depreciation of deferred dry docking costs	5	856	910
Payment of deferred dry docking costs		(493)	(481)
Provision for staff retirement indemnities		3	(63)
Impairment loss	5	4,615	-
Loss/(Gain) on derivative financial instruments		1,868	(1,572)
Interest expense and finance costs		2,242	2,278
Interest income		(12)	(9)
Foreign exchange gains, net		4	(2)
Share based payment	9	20	20
(Increase)/decrease in:
Trade receivables, net		(394)	(302)
Inventories		1,079	228
Prepayments and other assets		(320)	(827)
Increase/(decrease) in:
Trade accounts payable		(720)	(991)
Accrued liabilities and other payables		(694)	54
Deferred revenue		-	64
Net cash used in operating activities		(3,969)	(1,818)
Cash flows from investing activities:
Purchases of office furniture and equipment		-	(13)
Interest received		12	9
Net cash generated from / (used in) investing activities		12	(4)
Cash flows from financing activities:
Proceeds from loans		-	43,700
Repayment of long-term debt		-	(1,830)
Prepayment of long-term debt		(2,240)	(33,833)
Proceeds from issuance of share capital		24,207	-
Proceeds from exercise of Warrants		194	-
Transaction costs on issue of new common shares		(532)	-
Increase in restricted cash	3	(83)	(809)
Payment of financing costs		-	(880)
Repayment of lease liability		-	(30)
Interest paid		(1,728)	(1,833)
Net cash provided by financing activities		19,818	4,485
Net increase in cash and cash equivalents		15,861	2,663
Cash and cash equivalents at the beginning of the period	3	2,366	46
Cash and cash equivalents at the end of the period	3	18,227	2,709

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.	Basis of presentation and general information

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006 under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010, Globus was redomiciled to the Marshall Islands and its shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010, Globus shares were effectively delisted from AIM.

The address of the registered office of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as of June 30, 2020:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned
Globus Shipmanagement Corp.	Marshall Islands	-	Management Co.

Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe

Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe

Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe

Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe

Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of the management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s comprehensive loss, financial position and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2020, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2020.

The unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2020, have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements presented in this report do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the consolidated financial statements as of December 31, 2019 and for the year then ended included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Annual Report”).

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2019 Annual Report.

The unaudited interim condensed consolidated financial statements as of June 30, 2020 and for the six months then ended, were approved for issuance by the Board of Directors on September 23, 2020.

F-6

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.	Basis of presentation and general information (continued)

Going Concern basis of accounting:

As of December 31, 2019, the Company reported a working capital deficit of $3,242 and accumulated deficit of $135,648. The low charter rates for drybulk vessels as a result of the coronavirus outbreak and its effects on world trade and financial markets have been adversely affecting the Company. The Company’s cash flow projections indicated that cash on hand and cash to be generated by operating activities might not be sufficient to cover the liquidity needs, including the debt obligations that become due in the twelve-month period ending following the issuance of the annual consolidated financial statements and the Company might not be able to meet the minimum liquidity requirements included in the loan agreement with EnTrust at certain measurement dates falling due within the 12 month period from the issuance of the annual consolidated financial statements. These conditions raised substantial doubt about the Company’s ability to continue as a going concern. On June 22 and June 30, 2020, the Company completed follow-on equity offerings that provided the Company with additional liquidity (refer to Note 6) and, on May 5, 2020, obtained waivers and relaxations for the covenants included in the loan agreement with EnTrust for the period commencing March 31, 2020 and ending September 30, 2020 (see also Note 8 for details). As of June 30, 2020, the Company reported a working capital surplus of $11.7 million and, based on the waivers and relaxation obtained was in compliance with the applicable covenants included in the loan agreement with EnTrust. In July 2020, the Company raised approximately $13.9 million, net of issuance commissions and expenses, through the issuance of equity securities. The Company’s cash flow projections indicated that the Company is expected to be able to meet the debt covenants subsequent to the expiration of the waivers/relaxations on the applicable measurement dates falling due in the twelve-month period ending following the issuance of these unaudited interim condensed consolidated financial statements and that cash on hand, cash raised from the July 2020 equity offering and cash to be provided by operating activities will be sufficient to cover the liquidity needs, including the debt obligations that become due in the twelve-month period ending following the issuance of these unaudited interim condensed consolidated financial statements.

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for global seaborne dry bulk trade and dry bulk charter rates, the extent of which will depend largely on future developments. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods. Besides reducing demand for cargo, coronavirus may functionally limit the amount of cargo that the Company and its competitors are able to move because countries worldwide have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes. The pandemic had a negative impact on the Company’s voyage revenues for the six-month period ended June 30, 2020, which reached $4,589 compared to $6,942 for the same period in 2019. The 34% decrease in voyage revenues is attributed to the low freight rates achieved in the first semester of 2020 due to the outbreak of COVID-19 virus.

The Company has evaluated the impact of the current economic situation on the recoverability of the carrying amount of its vessels. During the first quarter of 2020, the Company concluded that events and circumstances triggered the existence of potential impairment of its vessels. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the future operations. As a result, the Company performed an impairment assessment of the Company’s vessels by comparing the discounted projected net operating cash flows for each vessel to its carrying values. For the first quarter of 2020, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and an impairment loss of $4,615 was recorded (Note 5). For the second quarter of 2020, the Company has re-assessed impairment indicators and performed an impairment test on the recoverability of the carrying amount of its vessels using discounted projected net operating cash flows for each vessel and concluded that no further impairment of its vessels should be recorded or previously recognized impairment should be reversed.

F-7

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.	Significant Accounting Policies and recent accounting pronouncements

The accounting policies adopted are consistent with those of the previous financial year except for the following amended IFRS which have been adopted by the Company as of January 1, 2020:

•	Conceptual Framework in IFRS standards

The IASB issued the revised Conceptual Framework for Financial Reporting on March 29, 2018. The Conceptual Framework sets out a comprehensive set of concepts for financial reporting, standard setting, guidance for preparers in developing consistent accounting policies and assistance to others in their efforts to understand and interpret the standards. IASB also issued a separate accompanying document, Amendments to References to the Conceptual Framework in IFRS Standards, which sets out the amendments to affected standards in order to update references to the revised Conceptual Framework. Its objective is to support transition to the revised Conceptual Framework for companies that develop accounting policies using the Conceptual Framework when no IFRS Standard applies to a particular transaction. For preparers who develop accounting policies based on the Conceptual Framework, it is effective for annual periods beginning on or after January 1, 2020. This revision of Conceptual Framework did not have a material impact on the Company’s financial position or performance.

•	IFRS 3: Business Combinations (Amendments)

The IASB issued amendments in Definition of a Business (Amendments to IFRS 3) aimed at resolving the difficulties that arise when an entity determines whether it has acquired a business or a group of assets. The Amendments are effective for business combinations for which the acquisition date is in the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period, with earlier application permitted. These amendments did not have an impact on the Company’s financial position or performance.

•	IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of ‘material’ (Amendments)

The Amendments clarify the definition of material and how it should be applied. The new definition states that, ’Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity’. In addition, the explanations accompanying the definition have been improved. The Amendments also ensure that the definition of material is consistent across all IFRS Standards. These amendments did not have an impact on the Company’s financial position or performance.

•	Interest Rate Benchmark Reform - IFRS 9, IAS 39 and IFRS 7 (Amendments)

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (IBOR) reform on financial reporting. Phase two will focus on issues that could affect financial reporting when an existing interest rate benchmark is replaced with a risk-free interest rate (an RFR). The amendments published, deal with issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative interest rate and address the implications for specific hedge accounting requirements in IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement, which require forward-looking analysis. The amendments provided temporary reliefs, applicable to all hedging relationships that are directly affected by the interest rate benchmark reform, which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate. There are also amendments to IFRS 7 Financial Instruments: Disclosures regarding additional disclosures around uncertainty arising from the interest rate benchmark reform. These amendments had no impact on the Company’s financial position or performance.

Standards issued but not yet effective and not early adopted:

•	Amendment in IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture.

The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015 the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting. The application of this amendment will have no impact on the financial position or the performance of the Company since the Company is not an investment entity.

F-8

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.	Significant Accounting Policies and recent accounting pronouncements (continued)

•	IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (Amendments)

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 with earlier application permitted. The IASB has issued an exposure draft to defer the effective date to 1 January 2023. The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current. The amendments affect the presentation of liabilities in the statement of financial position and do not change existing requirements around measurement or timing of recognition of any asset, liability, income or expenses, nor the information that entities disclose about those items. Also, the amendments clarify the classification requirements for debt which may be settled by the company issuing own equity instruments.

•	IFRS 16 Leases-Cοvid 19 Related Rent Concessions (Amendment)

The amendment applies, retrospectively, to annual reporting periods beginning on or after 1 June 2020. Earlier application is permitted, including in financial statements not yet authorized for issue at 28 May 2020. IASB amended the standard to provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the covid-19 pandemic. The amendment provides a practical expedient for the lessee to account for any change in lease payments resulting from the covid-19 related rent concession the same way it would account for the change under IFRS 16, if the change was not a lease modification, only if all of the following conditions are met:

➢	The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change.
➢	Any reduction in lease payments affects only payments originally due on or before 30 June 2021.
➢	There is no substantive change to other terms and conditions of the lease.

•	IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets as well as Annual Improvements (Amendments)

The amendments are effective for annual periods beginning on or after 1 January 2022 with earlier application permitted. The IASB has issued narrow-scope amendments to the IFRS Standards as follows:

➢	IFRS 3 Business Combinations (Amendments) update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.
➢	IAS 16 Property, Plant and Equipment (Amendments) prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss.
➢	IAS 37 Provisions, Contingent Liabilities and Contingent Assets (Amendments) specify which costs a company includes in determining the cost of fulfilling a contract for the purpose of assessing whether a contract is onerous.

3	Cash and cash equivalents and Restricted cash

For the purpose of the interim condensed consolidated statement of financial position, cash and cash equivalents comprise the following:

	June 30, 2020	December 31, 2019
Cash on hand	17	10
Cash at banks	18,210	2,356
Total	18,227	2,366

Cash held in banks earns interest at floating rates based on daily bank deposit rates. Bank deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company and earn interest at the respective bank deposit rates.

As at June 30, 2020, in order to fulfil the collateral requirements contained in the loan agreement (Note 8), the Company has pledged an aggregate amount of $2,518 ($2,435 as at December 31, 2019). This amount is presented on the accompanying statement of financial position under restricted cash current $1,268 ($1,185 as at December 31, 2019) and restricted cash non-current $1,250 ($1,250 as at December 31, 2019).

4	Transactions with Related Parties

Details of the Company’s transactions with related parties did not change in the six-month period ended June 30, 2020 and are discussed in Note 4 of the Company’s consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report except for the transactions described below.

F-9

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

4	Transactions with Related Parties (continued)

As of June 30, 2020, there were 5,000 Class B preferred shares issued and outstanding (see also Note 13 for subsequent event).

On June 12, 2020, the Company entered into a stock purchase agreement and issued 5,000 of newly-designated Series B Preferred Shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by the Company’s Chief Executive Officer, Athanasios Feidakis, in return for $150,000, which amount was settled by reducing, on a dollar for dollar basis, the amount payable as executive compensation by the Company to Goldenmare Limited pursuant to a consultancy agreement.

As of June 30, 2020, Goldenmare Limited owns 5,000 of the Company’s Series B preferred shares. Each Series B preferred share has 25,000 votes, provided that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of the beneficial owner of any such holder of Series B preferred shares, together with its affiliates, exceeding 49.0% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders. Except as otherwise provided by applicable law, holders of the Company’s Series B preferred shares and the Company’s common shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Athanasios Feidakis has substantial control and influence over the Company’s management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, through his ability to direct the vote of such Series B preferred shares.

5	Vessels, net

The amounts in the interim condensed consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels depreciation	Dry docking costs	Depreciation of dry docking costs	Net Book Value
Balance at January 1, 2020	149,579	(101,858)	7,600	(7,079)	48,242
Additions	-	-	1,500	-	1,500
Impairment loss	(4,615)	-	-	-	(4,615)
Depreciation & Amortization	-	(1,104)	-	(856)	(1,960)
Balance at June 30, 2020	144,964	(102,962)	9,100	(7,935)	43,167

During the first quarter of 2020, the Company concluded that the recoverable amounts of its vessels were lower than their respective carrying amounts and recognized an impairment loss of $4,615. No impairment was recognized for the second quarter of 2020.

The impairment loss is analysed by vessel is as follows:

Vessel
m/v River Globe	(332)
m/v Sky Globe	(1,231)
m/v Star Globe	(460)
m/v Sun Globe	(2,013)
m/v Moon Globe	(579)
Impairment loss	(4,615)

F-10

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

6	Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	June 30,	December 31,
	2020	2019
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100
Total authorised share capital	2,200	2,200

Holders of the Company’s common shares and Class B shares have equivalent economic rights, but holders of Company’s common shares are entitled to one vote per share and holders of the Company’s Class B shares are entitled to twenty votes per share. Each holder of Class B shares may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

Common Shares issued and fully paid	Number of shares	Issued Share Capital
As at January 1, 2020	5,227,159	21
Issued during the period for share based compensation (Note 9)	21,740	-
Issuance of common stocks due conversion of loan (Note 8)	1,167,767	5
Issuance of new common stocks	85,830,000	343
As at June 30, 2020	92,246,666	369

Common Shares issued and fully paid	Number of shares	Issued Share Capital
As at January 1, 2019	3,209,327	13
Issued during the period for share based compensation (Note 9)	5,780	-
Issuance of common stocks due conversion of loan	1,132,191	4
As at June 30, 2019	4,347,298	17

As of June 30, 2020, there were 5,000 Class B preferred shares issued and outstanding (see also Note 13 for subsequent event).

On June 12, 2020, the Company entered into a stock purchase agreement and issued 5,000 of newly-designated Series B Preferred Shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by the Chief Executive Officer, Athanasios Feidakis, in return for $150,000, which amount was settled by reducing, on a dollar for dollar basis, the amount payable as executive compensation by the Company to Goldenmare Limited pursuant to a consultancy agreement.

The issuance of the Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from an independent financial advisor that the transaction was concluded at fair value.

As of June 30, 2019, the Company had no Class B preferred shares outstanding.

Share premium includes the contribution of Globus’ shareholders to the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings and the effects of the share-based payments described in Note 9. At June 30, 2020 and December 31, 2019 Globus share premium amounted to $170,002 and $145,506, respectively.

F-11

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS JUNE 30, 2020
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

6         Share Capital and Share Premium (continued)

On June 22, 2020, the Company issued 34,285,714 units in an underwritten public offering at a price of $0.35 per unit. Each unit consisted of one common share and one Class A warrant to purchase one common share and immediately separated upon issuance. In addition, the Company granted to Maxim Group LLC a 45-day option to purchase up to an additional 5,142,857 common shares (or pre-funded warrants in lieu thereof) and up to 5,142,857 Class A warrants, at the public offering price less discounts and commissions, which Maxim Group LLC exercised its option and purchased 5,139,286 common shares and 5,139,286 Class A warrants. Each Class A warrant is immediately exercisable for one common share at an exercise price of $0.35 per share and expires five years from issuance.

As of June 30, 2020, the Company had issued 555,000 common shares pursuant to exercise of outstanding Class A Warrants and had 38,870,000 Class A Warrants outstanding to purchase an aggregate of 38,870,000 common shares.

On June 30, 2020, the Company issued 45,850,000 of its common shares in a registered direct offering and 45,850,000 warrants (“PP Warrants”) to purchase common shares in a concurrent private placement for a purchase price of $0.27 per common share and PP Warrant. The warrants were exercisable upon issuance and had an exercise price of $0.30 per share which subsequently was reduced to $0.18 per share. The warrants expire 5.5 years from the issuance date.

As of June 30, 2020, no PP Warrants had been exercised and the Company had 45,850,000 PP Warrants outstanding to purchase an aggregate of 45,850,000 common shares.

As of June 30, 2020, in connection with the October 2017 private placement, the October 2017 Warrant (as described in 2019 Annual Report) outstanding expired unexercised.

As of June 30, 2019, in connection with the October 2017 private placement, the Company had 1,250,000 of the October 2017 Warrant outstanding to purchase an aggregate of 1,250,000 common shares.

Company’s warrants are classified in equity, following the Company’s assessment that warrants met the equity classification criteria as per IAS 32.

7           Loss per Share

Basic earnings/(loss) per share (“EPS”/‘‘LPS’’) is calculated by dividing the net profit/(loss) for the period attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted earnings/(loss) per share is calculated by dividing the net profit/(loss) attributable to common equity holders of the parent by the weighted average shares outstanding during the period plus the weighted average number of common shares that would be issued on the conversion of dilutive potential common shares into common shares. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/(loss) per share computation unless such inclusion would be anti-dilutive. As the Company reported losses for the periods ended June 30, 2020 and 2019, the effect of any incremental shares would be anti-diluted and thus excluded from the computation of the LPS

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	For the period ended June 30,
	2020	2019
Loss attributable to common equity holders	(13,199)	(3,473)
Weighted average number of shares for basic and diluted LPS	8,339,137	3,642,256

F-12

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS JUNE 30, 2020
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8           Long-Term Debt, net

              Long-term debt in the consolidated statement of financial position is analysed as follows:

	Borrower	Loan Balance	Unamortized Debt Discount	Total Borrowings
(a)	Devocean Maritime LTD., Domina Maritime LTD., Dulac Maritime S.A., Artful Shipholding S.A. & Longevity Maritime Limited	37,000	(601)	36,399
(b)	Globus Maritime Ltd. – Firment Shipping Inc.	307	-	307

	Total at June 30, 2020	37,307	(601)	36,706
	Less: Current Portion	(2,985)	306	(2,679)
	Long-Term Portion	34,322	(295)	34,027

	Total at December 31, 2019	38,487	(741)	37,746
	Less: Current Portion	(1,487)	292	(1,195)
	Long-Term Portion	37,000	(449)	36,551

Details of the Company’s credit facilities and debt securities are discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2019, included in the 2019 Annual Report.

As of June 30, 2020, the Company was in compliance with the loan covenants of the agreements with the lenders, as these were waived or relaxed.

In more detail:

(a)	In June 2019, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd.(the “Borrower A”), Domina Maritime Ltd. (the “Borrower B”), Dulac Maritime S.A. (the “Borrower C”), Artful Shipholding S.A. (the “Borrower D”) and Longevity Maritime Limited (the “Borrower E”), vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe and m/v Sun Globe, respectively, entered a new term loan facility for up to $37,000 with EnTrust Global’s Blue Ocean Fund for the purpose of refinancing the existing indebtedness secured on the ships and for general corporate purposes. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited as the borrowers and is guaranteed by Globus. The loan facility bears interest at LIBOR plus a margin of 8.50% (or 10.5% default interest) for interest periods of three months. This loan facility will be referred as EnTrust loan facility.

On June 24, 2019, the Company drew down $37,000 and fully prepaid the existing loan facilities with Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) and Macquarie Bank International Limited. The EnTrust loan facility consists of five Tranches, one for each vessel (see 2019 Annual Report for details).

The EnTrust loan facility contains various covenants requiring the vessels owning companies and/or Globus to, amongst others things, ensure that:

➢	The Borrowers shall maintain a minimum liquidity at all times of not less than $250 for each mortgaged ship.

➢	The Parent Guarantor shall maintain, on a consolidated basis, at the end of each calendar quarter liquid funds in an amount, in aggregate, of not less than 5 per cent of the consolidated “Financial Indebtedness”, as described in the loan agreement, of the Group as reflected in the most recent financial statements of the Parent Guarantor.

➢	Each Borrower shall maintain in its earnings account during a “Cash Sweep Period”, which is the period commencing on the relevant Utilisation Date and ending on September 30, 2019 and each three-month period thereafter commencing on January 1, April 1, July 1 and October 1, in each financial year of that Borrower, with the last such three-month period commencing on June 30, 2020 and ending on September 30, 2020, the applicable “Buffer Amount”, which is in relation to a Borrower for a Cash Sweep Period, the product of:

(a) an amount equal to the lower of:

(i) $1,000; and

(ii) the difference between the daily time charter equivalent rate of the Ship owned by that Borrower, as evidenced in the management accounts, and the “Break-Even Expenses”, as described in the loan agreement, of that ship for that Cash Sweep Period; and

(b) the actual number of days lapsed during that Cash Sweep Period for that Borrower.

F-13

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS JUNE 30, 2020
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8           Long-Term Debt, net (continued)

➢	The aggregate Market Value of the Mortgaged Ships; plus the net realisable value of additional Security previously provided plus the amount standing to credit of the Liquidity Account and the Reserve Account, is above the Relevant Percentage of the outstanding Loan.

The Relevant Percentage should be (i) during the period commencing from the date of the Agreement and ending on the date falling on the second anniversary thereafter, 125 per cent. of the outstanding Loan; and (ii) at all other times, 135 per cent. of the outstanding Loan.

➢	Each of Borrower B, Borrower C and Borrower D shall create a reserve fund in the Reserve Account to meet the anticipated dry docking and special survey fees and expenses for the Ship owned by it, by maintaining in the Reserve Account a minimum credit balance (the "Accruing Dry Docking and Special Survey Reserves") which may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that Ship), in an amount equal to, at each Quarter End Date, the product of:

(i) $500; and

(ii) the number of days elapsed from the relevant Utilisation Date until such Quarter End Date, and that Borrower shall ensure that the credit balance of the Reserve Account shall be increased to meet the required amount of the Accruing Dry Docking and Special Survey Reserves by no later than each Quarter End Date.

Each of Borrower A and Borrower E shall deposit on the relevant Utilisation Date in the Reserve Account to meet the anticipated dry docking and special survey fees and expenses for Ship which is owned by it, a minimum credit balance in an amount equal to $450 which may not be withdrawn (other than for the purpose of covering the documented and incurred costs and expenses for the next special survey of that Ship).

➢	No Borrower shall incur or permit to be outstanding any Financial Indebtedness except “Permitted Financial Indebtedness”.

"Permitted Financial Indebtedness" means:

(a) any Financial Indebtedness incurred under the Finance Documents;

(b) any Financial Indebtedness that is subordinated to all Financial Indebtedness incurred under the Finance Documents pursuant to a Subordination Agreement or otherwise and which is, in the case of any such Financial Indebtedness of the Borrower, the subject of Subordinated Debt Security; and

(c) any “Permitted Trade Debt”.

"Permitted Trade Debt" means any trade debt on arm's length commercial terms reasonably incurred in the ordinary course of owning, operating, trading, chartering, maintaining and repairing a Ship which remains unpaid for over 15 days of its due date and which does not exceeds $400 (or the equivalent in any other currency) per Ship at any relevant time.

On May 5, 2020, the Company and EnTrust Global’s Blue Ocean Fund agreed to waive all the above covenants and provided relaxation for the “Permitted Financial Indebtedness”, for the period commencing on March 31, 2020 and ending on September 30, 2020. Regarding the “Permitted Financial Indebtedness” the Lenders agreed to increase the maximum level of “Permitted Trade Debt” from $400 to $600 per vessel, which was satisfied as of June 30, 2020.

The Company was in compliance with the waived/relaxed covenants of EnTrust Loan Agreement as of June 30, 2020.

(b)	As of June 30, 2020, the amount drawn and outstanding with respect to Firment Shipping Credit Facility was $800. As of June 30, 2020, the non-derivative host was classified under “Long-term borrowings, net of current portion” in the consolidated statement of financial position and was $307 and the derivative component amounted to $713 and was classified under “Fair value of derivative financial instruments” in the consolidated statement of financial position. For the period ended June 30, 2020, the Company recognized a loss on this derivative financial instrument amounting to $189 and for the period ended June 30, 2019 the Company recognized a gain on this derivative financial instrument amounting to $9, which was classified under “gain / (loss) on derivative financial instruments” in the consolidated statements of comprehensive loss.

As of June 30, 2020, there was an amount of $14,200 available to be drawn under the Firment Shipping Credit Facility, as amended and restated on May 8, 2020. The Amended and Restated Agreement converted the existing Revolving Credit Facility to a Term Credit Facility and extended the maturity date to October 31, 2021.

The Firment Shipping Credit Facility requires that Athanasios Feidakis remains Chief Executive Officer and that Firment Shipping maintains at least a 40% shareholding in Globus, other than due to actions taken by Firment Shipping, such as sales of shares. In connection with the public offering on June 22, 2020 and the registered direct offering on June 30, 2020 (collectively, the “Filings”), the Company obtained waivers from Firment Shipping Inc. The waivers consented to the Company making the Filings and waived any breach of the 40% covenant resulting by the issuance of common shares and warrants.

As of June 30, 2020, the Company was in compliance with the loan covenants of the Firment Shipping Credit Facility.

F-14

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS JUNE 30, 2020
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8       Long-Term Debt, net (continued)

On July 27, 2020, the Company repaid the total outstanding principal and interest of the Firment Shipping Credit Facility amounting to $863.

(c)	On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on the same date issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that was convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note matures upon the anniversary of its issue. The Convertible Note was issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

The Convertible Note provides for interest to accrue at 10% annually, which interest shall be paid on the first anniversary of the Convertible Note’s issuance unless the Convertible Note was converted or redeemed pursuant to its terms beforehand. The interest could be paid in common shares of the Company, if certain conditions described within the Convertible Note were met. With respect to the Convertible Note, the Company also signed a registration rights agreement with the private investor pursuant to which it agreed to register for resale the shares that could be issued pursuant to the Convertible Note. The registration rights agreement contained liquidated damages if the Company was unable to register for resale the shares into which the Convertible Note could be converted and maintain such registration.

As per the conversion clause included in the Convertible Note, the Company had recognized this agreement as a hybrid agreement which included an embedded derivative. This embedded derivative was separated to the derivative component and the non-derivative host. The derivative component was shown separately from the non-derivative host in the consolidated statement of financial position at fair value. The changes in the fair value of the derivative financial instrument were recognized in the consolidated statement of comprehensive loss. The initial amount drawn with respect to the Convertible Note was $5,000. The non-derivative host and the derivative component that was initially recognized amounted to $1,783 and $3,217, respectively.

Further to the conversion clause included into the Convertible Note for the period ended June 30, 2020 a total amount of approximately $1,168, principal and accrued interest, was converted to share capital with the conversion price of $1 per share and a total number of 1,167,767 new shares issued in name of the holder of the Convertible Note. On March 13, 2020, Company and the holder of the Convertible Note entered into a waiver regarding the Convertible Note (the “Waiver”). The Waiver waived the Company’s obligation to repay the Convertible Note on the existing maturity date of March 13, 2020 and did not require the Company to repay the Convertible Note until March 13, 2021.

On June 25, 2020, the Company repaid the total outstanding principal and interest of the Convertible Note amounting to $2,528. The Company recognized a loss on this derivative financial instrument amounting to $1,343, which was classified under “gain/(loss) on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive loss.

The contractual annual loan principal payments per loan facility to be made subsequent to June 30, 2020, were as follows:

	(a)	(b)
June 30,	EnTrust	Firment	Total
2021	2,985	-	2,985
2022	34,015	800	34,815
Total	37,000	800	37,800

9        Share Based Payment

Share based payment comprise the following:

Period from January 1 to June 30, 2020	Number of common shares	Number of preferred shares	Issued share Capital	Share premium
Non-executive directors payment	21,740	-	-	10	*
Total at June 30, 2020	21,740	-	-	10	*

* The second quarter of 2020 share based payment was effected on July 9, 2020. A total of 13,008 shares issued for the amount of $10.

9        Share Based Payment (continued)

Period from January 1 to June 30, 2019	Number of common shares	Number of preferred shares	Issued share Capital	Share premium
Non-executive directors payment	5,780	-	-	20
Total at June 30, 2019	5,780	-	-	20

Series A Preferred shares:

As of June 30, 2020 and 2019, there were no series A preferred shares outstanding.

F-15

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS JUNE 30, 2020
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

10       Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents, and insurers and from claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which are material for disclosure.

11       Commitments

The Company enters into time charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between twelve days to two months as of June 30, 2020, assuming redelivery at the earliest possible date. There were no non-cancellable arrangements as of December 31, 2019. Future net minimum lease revenues receivable under non-cancellable operating leases as of June 30, 2020 and December 31, 2019, are as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	June 30, 2020	December 31, 2019
Within one year	703	-
Total	703	-

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $4,246 and $4,495 for the periods ended June 30, 2020 and 2019, respectively. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $343 and $2,447 for the periods ended June 30, 2020 and 2019, respectively.

As further discussed in note 4 of the Annual Report, on January 1, 2019, following the adoption of IFRS 16, the Company recognised a right of use asset and a corresponding liability of approximately $674 with respect to the rental agreement. The depreciation charge for right-of-use assets for the period ended June 30, 2020 and 2019, was approximately $56 for both periods and the interest expense on lease liability for the period ended June 31, 2020 and 2019, was approximately $23 and $26, respectively, and recognised in the income statement component of the consolidated statement of comprehensive loss under depreciation and interest expense and finance costs, respectively.

At June 30, 2020, the current and non-current lease liabilities amounted to $283 and $420, respectively and are included in the accompanying consolidated statement of financial position.

F-16

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

12       Fair values

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of assets and liabilities measured at fair value, including their levels in the fair value hierarchy (as defined in note 2.28 of the 2019 Annual Report). It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as cash and cash equivalents, restricted cash, trade receivables and trade payables.

(in thousands of USD)		Fair value
June 30, 2020	Carrying amount	Level 1	Level 2	Level 3	Total
	Other financial liabilities
Financial liabilities measured at fair value
Derivative financial instruments	713	-	-	713	713
	713

Financial liabilities not measured at fair value
Long-term borrowings	37,307	-	38,353	-	38,353
	37,307

(in thousands of USD)		Fair value
December 31, 2019	Carrying amount	Level 1	Level 2	Level 3	Total
Assets measured at fair value
Vessels	37,346	37,346	-	-	37,346
	37,346
	Other financial liabilities
Financial liabilities measured at fair value
Derivative financial instruments	622	-	-	622	622
	622

Financial liabilities not measured at fair value
Long-term borrowings	38,487	-	39,853	-	39,853
	38,487

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

F-17

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

12       Fair values (continued)

Assets and liabilities measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Vessels	Quoted (unadjusted) prices in active markets for identical assets less costs of disposal	-

Derivative financial instruments:

Firment	Black-Scholes model	Refer to note 2.30 of the Annual Report

Convertible Note	Monte Carlo model	Refer to note 2.30 of the Annual Report

Asset and liabilities not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Long-term borrowings	Discounted cash flow	Discount rate

Transfers between Level 1, 2 and 3

There have been no transfers between Level 1 and Level 2 during the period.

13       Events after the reporting date

On March 6, 2020, the Company received written notification from The Nasdaq Stock Market dated March 2, 2020, indicating that because the closing bid price of its common stock for the last 30 consecutive business days was below $1.00 per share, the Company no longer met the minimum bid price continued listing requirement for the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rules, the applicable grace period to regain compliance was 180 days, or until August 31, 2020, but citing extraordinary market conditions, Nasdaq filed an immediately effective rule change with the Securities and Exchange Commission which, with effect from April 16, 2020, tolled the listing process until July 1, 2020. Consequently, the Company’s compliance period has effectively been extended until November 12, 2020. The Company intends to monitor the closing bid price of its common stock between now and November 12, 2020 and is considering its options, including a potential reverse stock split, in order to regain compliance with the Nasdaq Capital Market minimum bid price requirement. The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period. In the event the Company does not regain compliance within the 180-day grace period, and it meets all other listing standards and requirements it may be eligible for an additional 180-day grace period. The Company intends to cure the deficiency within the prescribed grace period. During this time, the Company’s common stock will continue to be listed and traded on the Nasdaq Capital Market.

On July 21, 2020, the Company issued 83,333,333 of its common shares in a registered direct offering and 83,333,333 of its PP Warrants to purchase common shares in a concurrent private placement for a purchase price of $0.18 per common share and PP Warrant.

On July 27, 2020, the Company issued 25,000 of its Series B preferred shares to Goldenmare Limited in return for $150,000. The $150,000 was settled by reducing, on a dollar for dollar basis, the amount payable as compensation by the Company to Goldenmare Limited pursuant to a consultancy agreement. In addition, the Company increased the maximum voting rights under the Series B preferred shares from 49.0% to 49.99%. The issuance of the Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from an independent financial advisor that the transaction was for a fair value.

F-18

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2020

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

13         Events after the reporting date (continued)

On July 27, 2020, the Company repaid the total outstanding principal and interest of the Firment Shipping Credit Facility amounting to $863. The Company recognized a gain on this derivative financial instrument amounting to $220, which will be classified under “gain/(loss) on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive loss.

As of September 25, 2020, the Company had 38,870,000 Class A Warrants outstanding to purchase an aggregate of 38,870,000 common shares in connection with the underwritten public offering made on June 22, 2020, and 45,850,000 PP Warrants outstanding to purchase an aggregate of 45,850,000 common shares, in connection with the registered public offering made on June 30, 2020.

F-19